1304 NORWOOD DR.

BEDFORD TX. 76022

PHONE: (844) 842-8872

October 10, 2017

VIA EMAIL AND EDGAR

Mr. Jim Allegretto

Mr. Andrew Blume, Staff Accountant

Mses.Jennifer Lopez-Molina, Staff Attorney

Mses. Lisa Kohl, Legal Branch Chief

Mses, Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

100 F. Street, N.E.

Washington, D.C. 20549

BLUMEA@SEC.GOV

Re:Cherubim Interests, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2016

Filed April 28, 2017

File No. 1-37612

Dear Mesdames Lopez-Molina, Kohl and Thompson and Messrs. Allegretto and Blume:

This correspondence of Cherubim Interests, a Nevada corporation (the “Company”) is in reference to the submission of the Company’s annual reportwith the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form 10-K ( the “Report”), filed on April 28, 2017. We are in receipt of your email to the Company, dated July 12, 2017, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter in Red letters.

General

1.COMMENT. We note your disclosure on page 6 that on February 9, 2016 the company approved a reverse stock split and that “[n]otice of the action taken by holders of a majority of the voting rights of the Company was provided to non-consenting shareholders.” In this regard, it appears that the preliminary information statement filed on February 10, 2016 was never filed in definitive form. Please tell us whether you effected the reverse stock split and if so, whether security holders were advised of the reverse stock split by being mailed a definitive information statement and, if so, why you have not filed the information statement in definitive form. Please see Rule 14c-5(b) of Regulation 14C, which requires that you file a copy of the definitive information statement, in the form in which it is furnished to security holders, with the Commission no later than the date the information statement is first sent or given to security holders. This comment also applies to the preliminary informationstatement filed on June 1, 2017.

RESPONSE: We erred in not filing a DEF 14C after not receiving comments from the Commission ten days after the filing of the PRE 14C on February 10, 2016. We effected the reverse stock split and gave notice to shareholders. It is our practice to notify shareholders as required by statute by mail. We will file a DEF 14C for the February 2016 action.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

October 10, 2017

General Information About Our Company, page 5 l

2.COMMENT. Please address the following comments related to your February 29, 2016 acquisition of Victura Roofing LLC and Cherubim Builders Group LLC (VICT):

•Please tell us whether the shareholders of Victura Construction Group Inc. owned any equity instruments in Cherubim Interests, Inc. prior to this acquisition, and if so, provide us with your analysis of whether these companies were under common control prior to this acquisition. These companies were under common control and disclosed at time of acquisition.

•You state on page 12 that although you acquired VICT in February 2016, it did not begin generating revenue until June 2016. Please tell us why the acquired businesses did not immediately generate revenue upon your acquisition of them. There were two major storms in the spring of 2016. The magnitude of these storms caused a significant backlog for all insurance adjusters. Adjusters had to be brought in from all over the country which delayed homeowners from being able to file claims until late May and early June. Also tell us whether either of these companies generated revenue in 2015 or in 2016 prior to your acquisition, and if so, tell us how much revenue they generated. Victura Roofing generated income prior to acquisition for both 2015 and 2016. Revenue for 2015 was 436423.00. Revenue for 2016 was 16861.00

•Citing the factors identified in ASC 805-10-55-10 through -15, tell us in detail how you identified the accounting acquirer in this acquisition. In doing so, explain why this transaction is not a reverse merger recapitalization with VICT representing the accounting acquirer. We note from Exhibit 3.1 of your Form 8-K filed March 8, 2016, that each share of Series C Preferred Stock is convertible into 100,000 common shares and is entitled to ten votes, which appears to provide VICT with control of your company.

Our Series A Preferred Stock is our controlling series of preferred Stock more votes than all of the other classes and series of stock combined.

•Exhibit 3.1 referenced above indicates that the Series C Preferred Stock is convertible “upon Board of Director's approval.” Please clearly explain what this statement means. For example, clarify the extent to which the Board has the means to prevent or block any conversions and the extent to which the Board’s approval process is perfunctory.

This means that the Board of Directors retain full authority to allow or disallow conversion at anytime.

Item 1A. Risk Factors, page 8

3.COMMENT. Please add a separate risk factor section that discusses the legal implications and consequences of operating a marijuana-related business.

RESPONSE:

IMPORTANT DISCLOSURE: Cherubim Interests, Inc. (OTC PINK: CHIT) and BudCube Cultivation Systems USA is planning execution of its stated business objectives in accordance with current understanding of State and Local Laws and Federal Enforcement Policies and Priorities as it relates to Marijuana (as outlined in the Justice Department's Cole Memo dated August 29, 2013), and plan to proceed cautiously with respect to legal and compliance issues. Potential investors and shareholders are cautioned that the companies will obtain advice of counsel prior to actualizing any portion of their business plan. Advice of counsel with regard to specific activities of the companies, Federal, State or Local legal action or changes in Federal Government Policy and/or State and Local Laws may adversely affect business operations and shareholder value.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

October 10, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

4.COMMENT. Please provide a more informative analysis and discussion of your results of operations for each period presented. In doing so, explain the underlying reasons for implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, expand your discussion of cash flows and further discuss the increases in income and current assets. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Please also provide additional disclosure regarding the revenue generated in the year ended August 31, 2016. For example, please disclose whether revenues were generated by the operations of your Victura Roofing LLC subsidiary, your BudCube subsidiary, or the joint ventures referenced on pages F-9 and F-10. Also, tell us where you have described the underlying factors and trends that led you to the projected future sales and profits disclosed on page F-9. In this regard, we note your statement that “VR predicts that sales and profits for 2016 and 2017 should double that of 2015.” Refer to Item 303(a) of Regulation S-K and Item 1 of SectionIV.B of SEC Release No. 33-8350.

RESPONSE: Our companies do not recognize revenue until the contracts are completed. Therefore, Golden Eagle Large Loss did not have any revenue recognition for Fiscal Year Ending August 31,2016, nor did Budcube. Victura Roofing, however, had 185302.00 in revenue recognition for this same time period.

Revenue and Cost of Goods Sold, page 12

5.COMMENT. The disclosures throughout your filing refer to several lines of business in which you engage, including the acquisition of real estate, roofing, general contracting, property management, and the cultivation of cannabis. Please revise your disclosures throughout your filing to clearly distinguish between the lines of business from which you currently generate revenue and any lines of business which do not currently generate revenue. Also tell us and revise your analysis of revenue within MD&A to quantify the amount of revenue generated from each significant line of business during the periods presented in your financial statements. Also apply this comment to your Forms 10-Q.

RESPONSE: CORRECTED IN AMENDED FILING

Item 10. Directors, Executive Officers, and Corporate Governance, page 16

6.COMMENT. Please revise this section to provide all the information required by Item 401 of Regulation S-K. In this regard, please provide for each director and executive officer biographical information with a discussion of the business experience and background for the past fiveyears.

RESPONSE: CORRECTED IN AMENDED FILING

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

7.COMMENT. Please reconcile your disclosure here with the information provided in Note 8 on page F-17 and include the information required by Item 404(d) and 404(a) of Regulation S-K.

RESPONSE: CORRECTED IN AMENDED FILING

Signatures

8.COMMENT. Please revise the signature block to ensure the report has been signed by at least the majority of your board of directors. Refer to General Instruction D(2)(a) of Form 10-K.

RESPONSE: CORRECTED IN AMENDED FILING

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

CHERUBIM INTERESTS, INC.

/s/ Patrick Johnson

Patrick Johnson

Chief Executive Officer